UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

March 2, 2004

AES GENER S.A.

(Exact name of registrant as specified in its charter)

AES GENER INC.

(Translation of registrant's name into English)

Mariano Sanchez Fontecilla 310, 3th Floor, Santiago Chile (562) 6868900

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

On February 23, 2004, the Registrant answered to the Superintendencia de Valores y Seguros of Chile (the "SVS") the questions related to the bondholder's meeting held on February 18, 2004. Attached is an English translation of the report that was filed by the Registration with the Superintendencia de Valores y Seguros of Chile (SVS).

TABLE OF CONTENTS

Page

- Answered to the SVS 5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A.

Date: March 2, 2004 By : /S/ FRANCISCO CASTRO .

Franciso Castro

Chief Financial Officer

Santiago, February 27, 2004

Office of Filings and information Services

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 1-4

Washington, D.C. 20549

U.S.A.

Re.: AES Gener S.A.

Form 6-K File N. 1-13210

Dear Sirs:

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934, we hereby enclose one originally executed copy of Form 6-K with information about the bondholder's meeting held on February 18, 2004. Such Form is an English translation of the report that Gener filed in Spanish on February 23, 2004 with the Superintendencia de Valores y Seguros de Chile.

Yours sincerely,

AES Gener S.A.

Francisco Castro

Chief Financial Officer

Santiago, February 23, 2004

Role S.V.S. N. 4272

Mr. Hernán López Bohner

Alternate Superintendent

Securities and Insurance Superintendence

Santiago

Re.: Office N. 01556 reply of February 23rd, 2004

Dear Sir:

It is a pleasure to reply to the reference office, by which we are requested to inform of the agreements passed at the Convertible Bond Holders, Series L and M, Meeting, enrolled in the Securities Registry under N. 208, held on February 18th, 2004.

Notwithstanding, that we shall promptly send you a copy of the notarized document in which the meeting act will turn to be, we are pleased to informed you that the abovementioned meeting adopted, by unanimous voting of assisting shareholders, representing 70,05% of the bonds in circulation, the following agreements:

1.- Regarding Calling subjects:

(a) Empower the Issuer to grant guarantee (hereinafter, the Guarantee) over (i) net funds actually obtained through emission in the international markets of new bonds (hereinafter, the New Bonds); (ii) an additional sum equivalent to 1% of nominal value of New Bonds placed; and (iii) a sum equal to the accrued interest of New Bonds during a five months period starting from the date of issuing of the same. However, the sum of the funds granted in Guarantee according to the aforementioned paragraphs (ii) and (iii), in any case may surpass the total sum by US$15,000,000 (fifteen million dollars of the United States of America).

Guarantee shall be established through the deposit of these funds in the account mentioned further on and the submission of agreements deemed necessary or convenient for this purpose by the New Bonds holders representative or the Issuer.

The Guarantee mentioned shall be established to place bail of the complete and prompt payment of New Bonds, through the advanced redemption of the same.

Funds shall be deposited in a guarantee account, opened on behalf of the New Bonds holders representative, Deutsche Bank Trust Company Americas is the dealer manager of this account; and funds shall be kept in Guarantee as long as they are kept in such account or in investments allowed for these funds, according to agreements established for such Guarantee.

Nevertheless, the Guarantee inserted in the respective issuance agreements of these New Bonds and/or the Guarantee establishment, it is set that funds matter of the same, shall be used according to the following priorities: (i) voluntary release of Convertible Bonds series L according to Issuer option for this effect, published in El Mercurio newspaper on November 25th, 2003, and its succeeding modifications (hereinafter, the Option) and in the voluntary release of Convertible Bonds series M, proportionally to the callable bond nominal value; (ii) early redemption of the mentioned Convertible Bonds series L, and (iii) early redemption of New Bonds. Therefore, it shall be established that the Guarantee will be raised and its validity will cease, once the mentioned funds are used in form indicated in the abovementioned points (i),(ii) and/or (iii).

Funds in Guarantee balance, once performed the Convertible Bonds series L and M redemption payment and, in the case of New Bonds issued, may be used by the Issuer to pay the principal, accrued interest and award, if any, of any Issuer debt, or any Issuer subsidiary debt where he is completely responsible, as well as Issuer costs and expenses incurred or will incur as a result of its finance strengthening plan;

(b) The agreement mentioned in former letter (a) is subject to the fulfillment of the following precedent and copulative conditions: (i) that the Issuer modified, once again, the Option, to the effect that, the "Outcome Release" mentioned in point 1.(g) of its release, be executed through a written announcement delivered to the Bond Holders series L Representative; (ii) that in the mentioned "Outcome Release" the Issuer declares that the conditions under which the Option was secure are accomplished and/or resigned, so the Issuer, through the Trustee (as define in the Option), is obliged to record the Holland auction mentioned in point 1.(h) of Option release, within the next three banking labor days after deliver of the mentioned "Outcome Release"; and (iii) that the Issuer shall not pay in advance any other valid debt of an over aggregate amount by US$1.000.000 (one million dollars of the United States of America), except that such pre-payment is performed to all creditors for prorate bonds of its corresponding outstanding debt. This final condition shall be certified by a certificate issued by the Issuer General Manager or alternate member.

All the abovementioned conditions shall be accomplished before March 31st, 2004 or otherwise shall be considered failed;

(c) Empower the bond holders serie L Representative, once the conditions stipulated in the precedent letter (b) are accomplished, to grant the necessary or convenient authorizations to the Issuer for the effects indicated in former letter (a), enabling to subscribe all kind of public or private instruments".

  Regarding Act Procedures:

Empower the lawyers Mr. Patricio Diez Morello and Mr. Rodrigo Ochagavia Ruiz-Tagle, that by indistinctly proceeding anyone of them, may convert to public notification all or part of the current Bond Holder Meeting and also to perform any necessary legal action and to inform to the Value and Security Superintendence and in general to perform any legal action and inscriptions required by law"

Sincerely yours,

Luis Felipe Cerón

General Manager

AES Gener S.A.

  Santiago Stock Market

Chilean Electronic Stock Market

Valparaiso Stock Market

Banco de Chile-Bond Holders Representative

Fitch Ibca, Duff and Phelps Risk Classification

Feller Rate- Risk Classification

Risk Classification Commission